#82-35067

SUPPL

Manicouagan Minerals Inc.
Management's Discussion and Analysis
(Expressed in Canadian dollars)

For the Period Ended March 31, 2007

This Management's Discussion and Analysis ("MD&A") is intended to supplement the consolidated financial statements and notes of Manicouagan Minerals Inc. (the "Company" or "Manicouagan") thereto for the period ended March 31, 2007 and compares the financial results of the first quarter of 2007 with those of the comparative quarter in 2006. This MD&A is dated as of May 24, 2007 and financial data contained herein is unaudited and has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. The Company's public filings, including its most recent audited consolidated financial statements, can be reviewed on the SEDAR website (www.sedar.com).

All figures and discussions presented in this MD&A reflect the consolidated figures and plans of the Company and its subsidiary, Manicouagan Resources Inc., except where otherwise noted. On December 31, 2006, Manicouagan Resources Inc. and Manicouagan Minerals Inc. amalgamated under the corporate name of Manicouagan Minerals Inc.

Overview

Manicouagan Minerals Inc. is a Canadian-based exploration company which currently holds four base metal projects in Saskatchewan and Quebec. Exploration programs are ongoing on all properties. The Company expects to acquire additional properties as attractive opportunities are identified.

Project Activity

Mineral Properties	Location	Interest	Area
Brabant Lake	Brabant Lake, Saskatchewan	100% - mining lease (21 claims)	4.11 km²
Mouchalagane	Mouchalagane River, Quebec	100% (293 claims)	154.64 km²
Lac Maugue	Dunphy-Romanet Lake, Quebec	100 % (654 claims)	313.50 km²
Manicouagan	Rene-Levasseur Island, Quebec	100% (1,458 claims)	789.32 km²

Brabant Lake Zinc Property

The property, acquired in June of 2006, consists of 21 contiguous claims registered as ML 5054 covering an area of approximately 4.11 km² and is located immediately east of Highway 102 some 175 km from the all-services community of La Ronge, Saskatchewan.

Manicouagan purchased a 100% interest in the property in return for a one-time payment of $300,000 to Longyear Canada, ULC. The property is not subject to any third party royalties.

Prior to the Company's acquisition of the property, the most recent phase of work on the Brabant Lake zinc deposit was completed by Phelps-Dodge Canada ("PDC") in 1992-1994. PDC drilled 11 diamond drill holes (3,043 metres in aggregate) and initiated a compilation and re-interpretation of all the drilling completed on the deposit to that point in time.

On October 12, 2006, the Company announced that it had received the NI 43-101 Technical Report, dated September 15, 2006, from MPH Consulting Ltd. on the Brabant Lake zinc deposit. Manicouagan did not undertake a resource calculation of its own. However, MPH was of the opinion that the entire resource consisting of some 4,858,000 tonnes grading 5.19% zinc, 0.57% copper, 0.28% lead, 22.59 g/t silver and 0.22 g/t gold, as determined by PDC in 1994, can be classified as an inferred resource as defined by the CIM Standards on Mineral Resources and Reserves.

MPH concluded that the PDC resource estimate was based on a total of 43 holes at a nominal spacing of 50 metres and used a database consisting of coded data which reflects the actual drill logs and assay data and that the resource was estimated using the polygonal method in plan view with a 2% cut-off, a minimum true width of 3.0 metres and Specific Gravity of 3.0. Although the resource estimated in 1994 did not attempt to identify inferred or indicated resources, the well documented and systematic approach employed by PDC was sufficient to categorize the resources as inferred within the context of current NI 43-101 requirements.

MPH further concluded that the Brabant Lake property hosts a significant base metal deposit which is open down plunge (the full dimensions of which have not yet been determined) and that there is excellent potential to significantly increase the size of the mineral resource. A substantial ($725,450) Phase 1 work program, consisting largely of drilling and down-hole geophysics, was recommended to verify higher grade portions of the deposit as well as to follow-up on the projected down-plunge extension of the deposit.

Subsequently, the Company retained Durama Enterprises Limited of La Ronge, Saskatchewan to re-establish a 35 kilometre cut-line grid over the area of the deposit and engaged Patterson Geophysics of La Ronge, Saskatchewan to complete ground geophysical surveys of the grid area. Ground geophysical surveys consisted of HLEM (horizontal loop electromagnetic), VLF (very low frequency electromagnetic) and magnetometer surveys. Survey results confirmed the subsurface (uppermost portion) extent of the deposit within the re-established grid area.

Diamond drilling on the Brabant Lake property commenced in early November 2006 and is ongoing. By March 1, 2007 eleven holes have been drilled for a total, in aggregate, of 4,086.24 metres. Brabant Lake deposit mineralization occurs in two main zones referred to as the Upper and Lower zones. The zones strike northeast (grid north) and dip moderately to the northwest. They are typically less than 10 metres in thickness and are subparallel.

In February 2007, Crone Geophysics completed down-hole pulse electromagnetic (DHPEM) surveys of holes drilled to date as well as certain Phelps Dodge drill holes. The DHPEM survey encountered a number of blocked holes. In the holes surveyed, a number of in-hole, edge-of-hole and probable off-hole conductors were detected. Edge and off-hole conductors constitute priority drill targets. Extensions to holes BR-07-06 (84.0 metres) and BR-07-10 (117.0 metres), which were completed to test conductors detected by down-hole geophysics, beyond the end of the original holes, did not encounter significant mineralization.

Drilling results to May 17, 2007 are summarized in the table below.

Hole ID	Zone ID	From	To	Length (m)	Zn (%)	Cu (%)	Pb (%)	Ag (g/t)	Au (g/t)
BR06-01	Upper	363.66	369.12	5.46	6.43	0.44	0.03	21.23	0.14
	Lower	400.94	407.10	6.16	17.64	0.77	0.60	59.02	0.19
BR06-02	Upper	348.36	355.58	7.22	0.38	0.96	0.05	18.55	0.17
BR06-03	Upper	259.13	264.21	5.08	8.25	0.88	0.03	22.81	0.21
	Lower	297.05	300.85	3.80	19.30	0.95	0.03	37.06	0.22
BR06-04	Upper	210.36	213.51	3.15	10.91	0.62	0.03	15.96	0.01
	Lower*	218.78	228.38	9.60*	11.98	0.88	0.09	29.36	0.03
	*including	224.55	228.38	3.83	24.52	0.92	0.00	18.33	0.01
BR06-05	Abandoned	Replaced with BR-07-08 below							
BR06-06	Upper	324.90	329.47	4.57	2.26	0.62	0.17	31.16	0.13
	Lower*	362.10	364.45	2.35	8.62	1.27	0.28	59.98	0.26
	*including	362.10	362.88	0.78	17.1	0.72	0.03	35.00	0.00
BR06-07	Upper	293.07	296.64	3.57	5.80	1.30	0.50	44.40	0.11
	Lower*	344.11	348.05	3.94	2.15	0.19	0.32	62.14	0.65
	*including	345.36	345.72	0.36	19.30	0.20	0.06	10.00	0.00
BR07-08	Upper	234.69	239.38	4.69	5.54	0.72	0.10	20.60	0.03
	Lower*	265.04	278.20	13.16	9.70	0.61	0.03	18.75	0.07
	*including	265.04	268.36	3.32	22.91	0.85	0.01	23.05	0.10
	*including	275.08	278.20	3.12	11.50	0.79	0.01	19.46	0.07
	Footwall	278.20	291.76	13.56	3.23	0.55	0.84	52.58	0.15
BR07-09	Upper	295.04	295.80	0.76	13.91	1.21	<0.01	25.00	0.27
BR07-10	N.A.	532.14	532.73	0.59	2.02	1.27	0.03	35.00	<0.03
	N.A.	574.10	574.20	0.20	10.4	0.04	<0.01	7.70	<0.03
BR07-11	Upper	317.49	327.48	9.99	2.93	0.33	.08	12.22	0.08
	Lower	370.83	377.00	6.17	15.76	0.78	0.05	33.00	0.17
BR07-12A	Upper	224.63	227.21	2.58	7.40	1.13	0.05	25.87	0.07
	Lower	236.70	246.25	9.55	7.40	0.60	0.07	20.06	0.17
BR07-13	Upper	247.40	258.30	4.51	3.48	1.16	0.46	51.90	0.73
	Lower	296.27	306.24	9.97	4.05	0.80	0.79	43.14	0.10
	Footwall	306.96	313.32	6.36	2.50	0.51	2.81	132.89	1.11
BR07-14	Upper	300.51	302.25	1.74	8.51	0.31	0.11	26.95	0.12
	Lower	338.98	342.12	3.14	10.91	1.87	0.06	63.31	0.12
BR07-15	Upper	197.27	205.86	8.59	7.12	0.65	0.04	17.77	0.01
	Lower	211.54	218.23	6.69	3.25	1.79	0.00	38.60	0.12
	Lower	223.88	224.99	1.11	24.43	0.13	0.00	5.20	0.14
	Lower	229.65	231.65	2.00	5.49	0.53	0.12	27.32	0.00
BR07-16	Upper	291.89	293.64	2.84	8.92	1.01	0.13	35.55	0.15
	Lower	330.60	339.10	8.50	3.91	0.52	2.70	112.00	0.38
BR07-17	Upper	153.81	154.21	0.40	5.32	7.42	0.05	148.00	0.05
	Lower	157.62	165.91	8.29	7.70	0.55	0.20	17.37	0.00
BR07-18	Upper	212.35	213.05	0.70	6.61	0.54	0.09	29.71	0.01
	Lower	239.05	250.25	11.20	8.19	0.68	0.09	29.71	0.00
	Footwall	250.53	256.88	6.35	1.96	0.58	2.11	177.42	2.74
BR07-19	Upper	231.95	235.00	3.05	4.59	0.16	0.07	2.53	0.00
	Lower	263.34	270.27	6.93	15.88	0.72	0.35	63.57	0.11
BR07-20	Upper	250.73	253.85	3.12	3.31	0.22	0.13	11.62	0.04
	Lower	271.72	275.86	4.14	6.28	0.83	1.38	43.77	0.08
		271.72	275.86	4.14	6.28	0.83	1.38	43.77	0.08

Drilling has focused on exploring for Lower Zone mineralization which based on results available for the first 20 holes (BR-06-01 to BR-07-20, inclusive) assays 9.40% Zn over 6.43 metres. Management is of the opinion that the higher grade Lower Zone offers the most potential in terms of discovering additional resources. Furthermore the Lower Zone offers the best opportunity for adding to and thereby increasing the overall average grade of the existing resource.

Expenditures on the property during the first quarter of 2007 totaled $743,792.

For 2007, the Company plans to expend a total of approximately $3.6 million on the property. An exploration/delineation resource program has been established, focused on proving up and adding to existing resources in the central portion of the deposit which is thicker (>5 metres massive sulphides) and of potentially higher grade.

Going forward, the Company plans to explore the property with the goal of establishing a recalculated resource in late 2007 or early 2008.

Mouchalagane Nickel/Copper/PGE Property

The property, acquired in April of 2006, originally consisted of 58 map designated claims, covering an area of 30 km² located approximately 350 km north of Baie-Comeau, Quebec. The claims are located some 80 km northwest of the Company's Manicouagan Project. The Company acquired a 100% interest in the claims by issuing 300,000 of its common shares at a price of $0.15 per share to the vendor. In the event of production from the property, the vendor will receive a 2% Net Smelter Return royalty, three quarters of which can be purchased from the vendor for $1,000,000 within six months from the date that a production decision is announced. An additional 30 claims were map staked to create a buffer around the original property and further 205 additional claims have been map staked in the first quarter of 2007 to secure what is considered to be prospective stratigraphy along strike.

A field camp and 30 km line grid were initially established to facilitate additional prospecting (beep map surveys, blast hole sampling), geophysical surveys (HLEM and magnetometer surveys) as well systematic geological mapping, rock and soil sampling of an area considered to be prospective, as determined by previous prospecting and sampling activities completed by the vendor of the property.

During this program, a number of additional massive and disseminated sulphide showings in bedrock were discovered. Grab samples, obtained under the supervision of a Qualified Person, from the Bob showing consisted of both blast hole rubble and in situ samples (in place and undisturbed bedrock). In situ samples assayed up to 9.3 grams per tonne palladium, 2.8 grams per tonne platinum and 2.88% nickel (sample no. 43484).

Detailed follow-up work by the Company focused principally on the Bob and Bob East showings and consisted of stripping and power washing in areas of shallow overburden to further expose mineralized zones to enable a systematic channel sampling program to be carried out. Outcrop stripping at the Bob showing over an area of approximately 300 m² exposed the main part of the Bob showing over a cumulative strike length of 60 metres. Forty-one channel samples were obtained over a cumulative length of 83.3 metres. Individual channel samples ranged between 0.35 and 1.3 metres in length and composited intervals ranged between 0.5 and 5.4 metres in length. The best assay in absolute value terms is channel sample no. 8, which assayed 25.90 grams per tonne palladium, 3.7 grams per tonne platinum, 2.33 % copper and 3.21 % nickel over 0.5 metres. Other significant assays (channel samples with greater than 10 grams per tonne combined platinum and palladium) are listed below.

Channel No.	Palladium g/t	Platinum g/t	Copper %	Nickel %	Cumulative Length (m)
BOB-13	13.75	3.28	0.74	2.44	1.94
BOB-14	10.63	2.59	1.32	1.87	1.80
BOB-26	10.00	0.96	0.65	1.10	2.90
BOB-28B	10.00	0.84	0.12	0.15	1.35
BOB 30	7.19	3.30	1.18	2.69	0.75

The Bob East showing, located 45 metres grid east of the main Bob showing also returned significant assay results. The showing consists of a stripped and power washed area of some 40 m^2. A total of 10 channel samples were obtained from sulphide mineralization exposed at the showing. Results are comparable to samples from the Bob showing. Many samples returned more than 2% nickel with significant amounts of palladium and platinum. The best assay in terms of absolute value is sample 39821 (from channel sample Bob East 8) which assayed 2.98% nickel, 0.18% copper, 5.82 grams per tonne palladium and 3.04 grams per tonne platinum over 1.67 metres. Complete Bob East channel sample results are set out below.

Channel No.	Palladium g/t	Platinum g/t	Copper %	Nickel %	Cumulative Length (m)
Bob East 2	5.83	2.43	0.62	2.09	2.00
Bob East 3A	6.40	2.72	0.13	2.27	0.85
Bob East 3B	8.37	2.16	0.77	1.84	0.50
Bob East 4	11.60	2.25	1.95	2.26	1.20
Bob East 4	3.49	1.30	0.85	1.08	1.90
Bob East 5	5.08	1.33	2.22	1.32	2.50
Bob East 6	4.79	1.20	0.25	1.18	1.19
Bob East 7	1.55	0.42	0.10	0.50	0.90
Bob East 8	5.82	3.04	0.18	2.98	1.67
Bob East 9	7.89	2.69	0.66	2.41	3.10

Channel sample results for the Feu, Dernier Chance and the Corbeau showings returned anomalous values. All results have been incorporated into an updated channel sample assay table found on the Company's website www.manicouaganminerals.com together with an updated property map and detailed geological maps of the showings.

The Bob and Bob East showings are directly associated with two, east striking short strike length EM conductors which in themselves constitute attractive drill targets. Most significantly a strong 1st priority east striking, 400 metre long EM conductor is situated just 200 metres south of the Bob showing and a number of other conductors of similar strike length are extant within the grid area which also constitutes potential drill targets.

The Mouchalagane property is a priority exploration target for the Company, and a budget of approximately $1.1 million has been established for the 2007 exploration program. The Company has entered into agreements with a diamond drilling company and a helicopter services company and plans are to commence Phase I drill testing of prospective targets within the limits of the current grid area in the early summer of 2007 as well as expand the existing grid area to evaluate known airborne electromagnetic conductors which have not been evaluated by ground geophysical surveys. Recently acquired claims will also be the subject of reconnaissance exploration activities, including prospecting and sampling, to define additional areas of interest.

Expenditures on the Mouchalagane Property during the first quarter of 2007 totaled $14,688.

Lac Maugue Copper-Silver Property

On July 28, 2006, the Company acquired the Lac Maugue Copper -Silver property in the Dunphy-Romanet Lakes area of the central Labrador Trough region of Quebec from the Labrador Silver Syndicate (LSS). The property initially consisted of 88 map designated claims (42.25 km²) situated near Lac Maugue approximately 160 km northwest of the all-services town of Schefferville, Quebec. The Company made a cash payment of $50,000 and issued 500,000 shares to the LSS. The agreement provides for a further cash payment of $50,000 and the issuance of an additional 500,000 shares one year from closing in order for Manicouagan to keep a 100% interest in the property subject to a 3% Net Smelter Return (NSR) royalty of which 2/3 of the 3% NSR may be bought out for $2,000,000.

The property secures an area where prospecting and trenching, on behalf of Outokumpu Mines Ltd. in 1993-94, over an area underlain by magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, the Company also acquired concurrent with the acquisition of the original 88 claim property, an additional 470 claims covering approximately 225.18 km² by way of map designation. These claims secured selected areas of geological interest which were considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km Area of Interest created by the agreement with the LSS. Manicouagan Minerals also granted to the LSS a one-time 1% NSR royalty in respect of the portion of those additional 470 claims which fall outside of the 10 km Area of Interest.

A regional helicopter-borne frequency-domain electromagnetic and magnetic survey, completed in late August by Fugro Airborne Surveys, consisted of a total of 3,649 line km at 300-metre line spacing. An additional 600 line km of 100 metre in-fill survey was completed over areas of specific interest. The initial line spacing was purposely coarse, designed to search for large sedimentary-hosted copper deposits. In-fill flying provided detail in areas where the 300-metre survey yielded positive results. A total of approximately 100 anomalies consisting of either discrete conductors and/or conductive trends with coincident or offset magnetic associations were delineated. The latter feature may reflect an oxidation-reduction boundary that may control mineral deposition, a common feature of sedimentary hosted copper mineralization.

Fieldwork completed by MPH Consulting Limited, on behalf of Manicouagan Minerals, including evaluation of field prospecting, mapping and sampling activities completed during July to September, 2006, was integrated with results of the aforementioned Fugro Airborne Surveys magnetic and frequency-domain electromagnetic airborne geophysical survey. These results identified a number of targets for follow-up. Additionally, assessment file research completed by Manicouagan indicated that the Lac Maugue area was identified as an area of geological interest by uranium exploration groups in the 1970s. In 1978, Conwest Canadian Uranium Exploration reported mineralized boulders assaying up to 2.35% U_3O_8 in the Why Lake area of the Lac Maugue property. Pursuant to the provisions of NI-43-101, it should be noted that this assay has not been confirmed by a geologist on behalf of Manicouagan and as such should not be relied upon. Given renewed interest in uranium exploration in the Central Labrador Trough, additional claims were also map staked to secure areas considered prospective for uranium mineralization.

The Lac Maugue copper-silver occurrence and its strike extension is the principal and highest priority target of interest. Channel samples of dolostone/siltstone mineralized with chalcopyrite, bornite and malachite from bedrock trench 2006-1 located 97 metres northwest of trench 93-5 along the Lac Maugue copper-silver zone averaged 132 g/t silver, 0.86% copper over 4.85 metres. Included in this channel sample is a 1.0 metre section that assayed 237 g/t silver, 1.50% copper.

The second high priority target of interest comprises the Why Lake area which is considered prospective for uranium mineralization based on assessment file reports.

Other targets for follow up consist of the Two Hat and One Paddle lake areas where minor zinc, lead and copper (± silver) and lead-zinc (± gold) mineralization in boulders and outcrop was encountered as well as known copper showings in the North Copper and Lac Romanet West areas. All of these areas are associated with conductive airborne geophysical anomalies which constitute potential targets of interest warranting further exploration.

Work at Lac Maugue planned for the summer of 2007 will consist of establishing a cut line grid over the Lac Maugue copper-silver showings and presumed extensions as evidenced by conductivity contrast trends apparent on results obtained from the helicopter-borne electromagnetic and magnetic survey. A 52 line km gradient array Induced Polarization (IP) survey is planned to evaluate prospective trends over a strike length of approximately 3 kilometres. Initially gradient array IP will be completed on lines 200 metres apart with IP section coverage done on every second line. This work in conjunction with detailed surface prospecting, mapping and geochemical sampling is aimed at defining potential drill targets for drill testing in early 2008.

IP and detailed prospecting, mapping and geochemical sampling are planned for the North Copper and Lac Romanet West showings. Additional prospecting and sampling is planned for the One Paddle and Two Hats lake areas.

An airborne radiometry (including magnetics and electromagnetics) survey is planned for the Why Lake area including the additional 169 map staked claims.

During the course of the 2006 exploration season and during the first quarter of 2007, additional claims were also staked and as at March 31, 2007, the Lac Maugue property consisted of a grand total of 823 map designated claims (including 169 titles pending) covering an area of approximately 400 km².

Expenditures on the property during the first quarter of 2007 totaled $35,626.

For 2007, the Company plans an initial budget of approximately $485,500 on the property. Work will consist of contract line cutting services and a five person IP/geological crew to define drill targets for the first quarter of 2008.

As at March 31, 2007 discussions with airborne and ground geophysical contractors were in progress and agreements concerning airborne and ground geophysical services were being negotiated.

Manicouagan Project

Currently the project consists of 1,458 claims. The claims are 100% owned by the Company and are situated in the interior and the periphery of the Manicouagan Crater which is approximately 300 km due north of Baie-Comeau, Quebec. The minimum work requirement to keep these claims in good standing is to expend an amount of $1,200 over a two-year period on each claim and to pay a renewal fee of $50.

#82-35067

During 2006 down-hole pulse-EM surveys were completed on six diamond drill holes that were designed to explore the contact between the overlying melt-rock and underlying basement. No conductive material was detected in any of the holes (MAN-06-08; MAN-05-03; MAN-05-11; MAN-06-02; MAN-06-09 & MAN-05-14) surveyed.

Selective prospecting and mapping of the melt sheet □ basement contact at the margins of the Manicouagan meteorite impact crater was conducted to assist placing the geophysical and diamond drilling results in a regional context.

Exploration results for the period 2003 □ 2006 were reviewed, compiled and collated. Although previous efforts focused on what were considered to be high priority targets, the Company has drilled only 20 holes for a total of 13,045 metres within the crater area, which is over 65 km in diameter and there remain many unexplored targets. All proprietary geophysical data was compiled and provided to a third party geophysical contractor who has been retained to reprocess regional and detailed airborne datasets, complete detailed lithological and structural interpretation over the entire structure to identify favorable targets for follow-up and initiate 3D modeling of selected anomalies.

After Sudbury, the Manicouagan Impact Structure (MIS) is the second largest impact structure in North America and the fourth largest in the world. The Company believes that the project continues to have merit as a conceptual high risk □ high reward exploration venture. Additional expenditures are warranted to extract as much value as possible from proprietary geophysical data, to develop additional drill targets using sophisticated geophysical processing and modeling techniques. In efforts to expand the exploration work on the property, the Company announced, on February 26, 2007 that it is seeking a joint venture partner to participate in continued exploration of the MIS.

In the first quarter of 2007, the Company expended an aggregate of $38,107 on the Manicouagan Project.

Exploration programs at the Company□s projects are being carried out under the supervision of Rod Thomas. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this section and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101.

Generative Activities

The Company undertook assessment file research of known base metal showings in the Province of Saskatchewan in order to identify potential sites for acquisition at a cost of $9,973. Six showings of interest were identified and staked at a cost of $43,306. The Company plans to investigate these showings in the field to determine which showings warrant further work.

Risk Factors

There are many risk factors facing companies involved in the mineral exploration industry. Risk management is an ongoing exercise upon which the Company spends a substantial amount of time. While it is not possible to eliminate all of the risks inherent to the industry, the Company strives to manage these risks, to the greatest extent possible. The following risks are those which are most applicable to the Company.

- Industry and Mineral Exploration Risk

  Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that the Company's exploration efforts will be successful. At present, the Company's four projects do not contain any proven or probable reserves. Success in establishing reserves is a result of a number of factors, including the quality of management, as well as the level of geological and technical expertise and the quality of the project itself. Substantial expenditures are required to establish reserves or resources through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Because of these uncertainties, no assurance can be given that planned exploration programs will result in the establishment of mineral resources or reserves.

  The Company may be subject to risks which could not reasonably be predicted in advance. Events such as labour disputes, environmental issues, natural disasters or estimation errors are prime examples of industry related risks. The Company attempts to balance this risk through insurance programs where required and ongoing risk assessments conducted by its technical team.

- Commodity Prices

  The Company is in the business of metals exploration and as such, its prospects are largely dependent on movements in the price of various metals. Prices fluctuate on a daily basis and are affected by a number of factors well beyond the control of the Company. The mineral exploration industry in general is a competitive market and there is no assurance that, even if commercial quantities of proven and probable reserves are discovered, a profitable market may exist. Due to the current grassroots nature of its operations, the Company does not enter into price hedging programs.

- Environmental

  Exploration projects or operations are subject to the environmental laws and applicable regulations of the jurisdiction in which the Company operates. Environmental standards continue to evolve and the trend is to a longer, more complex and rigid process. The Company reviews environmental matters on an ongoing basis. If and when appropriate, the Company will make appropriate provisions in its financial statements for any potential environmental liability.

Corporate Activity

On March 27, 2007, the Company completed a brokered private placement for gross proceeds of $6.2 million. Pursuant to this private placement, the Company issued 17,637,000 flow-through common shares at a price of $0.24 per share, and 11,056,000 units of securities of the Company at a price of $0.18 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share at an exercise price of $0.23 any time up to March 27, 2009, provided that if the common share price closes at or above $0.60 for twenty consecutive trading days, the warrants may be callable for exercise by the Company on a twenty-day notice.

In connection with this brokered private placement, the Company paid a cash commission of $457,434 and issued broker warrants entitling the holder to purchase up to 2,113,758 common shares. Each broker warrant entitles the holder to acquire one common share at an exercise price of $0.18 any time up to March 27, 2009.

All securities issued in the private placement are subject to a four-month hold period expiring on July 27, 2007.

During the first quarter of 2007, 82,500 common shares were issued upon the exercise of 82,500 broker warrants, for proceeds totaling $12,375. Furthermore, on April 18, 2007, 106,500 additional common shares were issued upon the exercise of 106,500 broker warrants, for proceeds totaling $15,975.

The finder's fee option granted in conjunction with the 2006 financing was also exercised. For proceeds totaling $120,000, the Company issued 800,000 common shares and 400,000 common share purchase warrants; each warrant entitling the holder to acquire one share of the Company at a price of $0.30 per share, exercisable up to October 20, 2008.

On April 12, 2007, the Company approved the issuance of 2,055,000 stock options under the Company's Stock Option Plan. These options were granted to directors, officers and an employee of the Company at an exercise price of $0.18 per share for a period of five years. Vesting periods for these options are as follows: 1,1170,00 vest immediately, 25,000 vest in one year from the date of grant, and 860,000 vest equally over a three-year period from the date of grant.

On May 18, 2007, the Company completed a non-brokered private placement with SIDEX s.e.c. for gross proceeds of $300,000. Pursuant to this private placement, the Company issued 1,666,667 units of securities of the Company at a price of $0.18 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share at an exercise price of $0.23 any time up to May 18, 2009, provided that if the common share price closes at or above $0.60 for twenty consecutive trading days, the warrants may be callable for exercise by the Company on twenty-day notice.

In connection with this non-brokered private placement, the Company paid a cash commission of $9,000 to SIDEX s.e.c.. In addition, the Company paid a cash commission of $6,000 to a third party as a result of an agreement entered into in connection with the brokered private placement closed on March 27, 2007.

Summary of Quarterly Results

	First Quarter 2007	Fourth Quarter 2006	Third Quarter 2006	Second Quarter 2006
Interest income	$16,993	$17,589	$19,376	$26,736
Loss	$278,854	$298,221	$236,418	$321,175
Loss per share	$0.00	$0.01	$0.00	$0.00

	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005	Second Quarter 2005
Interest income	$34,553	$28,090	$35,836	$46,001
Loss	$207,739	$125,408	$85,737	$181,253
Loss per share	$0.00	$0.00	$0.00	$0.00

For the quarter ended March 31, 2007, the Company incurred a loss of $278,854 compared to a loss of $207,739 for the comparative period in 2006. Expenses for the first quarter of 2007 related principally to management fees of $90,700 (2006: $51,231), professional fees of $63,305 (2006: $46,559), and travelling and promotion of $50,037 (2006: $26,493). Interest income for the quarter amounted to $16,993 (2006: $34,553).

Related Party Transactions

During the quarter ended March 31, 2007, the Company concluded transactions with businesses controlled by directors and/or officers totaling $116,300 (2006: $45,031). These transactions, which occurred in the normal course of business and which were measured at the exchange amount, relate to management fees for $90,700 (2006: $33,231) and exploration costs for $25,600 (2006: $11,800). As at March 31, 2007, no amount (2006: $51,291) was owing to related parties.

Critical Accounting Estimate

The Company has not yet determined whether the projects contain economically recoverable reserves. The recoverability of the $8,482,751 net carrying value of the projects at March 31, 2007 is dependent upon the ultimate confirmation of economically recoverable reserves, the ability of the Company to obtain necessary permits, financing to complete the development and future profitable production therefrom or alternatively upon the Company's ability to dispose of its interests in the mineral properties on an advantageous basis.

Changes in future conditions could require material write-downs of the projects.

Critical Accounting Policies

Credit on duties refundable for loss and refundable tax credit for resources

The Company is entitled to a credit on duties refundable for loss on mineral exploration expenses incurred in the Province of Quebec at the rate of 12%. This tax credit has been applied against the costs incurred.

Furthermore, the Company is entitled to the refundable tax credit for resources on qualified expenditures incurred after March 29, 2001. The refundable tax credit may reach 35% or 38.75% of qualified expenditures incurred. This tax credit has been applied against the costs incurred.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted or substantively enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

The Company establishes a valuation allowance against future income tax assets if, based on available information, it is more likely than not that some of the future income tax assets will not be realized.

New Accounting Standards

On January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

Section 1530 [Comprehensive Income□introduces a new requirement to present certain gains and losses outside net income. Consequently, Section 3250 [Surplus□has been revised as Section 3251 [Equity□

Section 3855 expands on Section 3860 [Financial Instruments □Disclosure and Presentation□ by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

This section requires that:

- All financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity;

- All financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value;

- All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship;

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 [Hedging Relationships□ and the hedging guidance in Section 1650 [Foreign Currency Translation□by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The implementation of these new accounting standards had no significant effect on the Company's consolidated financial statements.

Financial Instruments

Fair value

The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to the short-term maturity or to current market rates.

Interest rate risk

As at March 31, 2007 and December 31, 2006, the Company□s exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Amounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

Off-Balance Sheet Agreements

There are no off-balance sheet agreements.

Liquidity and Capital Resources

	First Quarter 2007	Fourth Quarter 2006	Third Quarter 2006	Second Quarter 2006
Working Capital	$7,791,061	$3,174,400	$2,508,182	$3,677,282
Total Assets	$16,800,061	$10,972,131	$10,336,646	$10,371,049
Exploration costs	$871,251	$714,709	$1,527,580	$1,232,022
Proceeds from stock and warrant issues	$6,355,335	$1,532,792	-	-

	First Quarter 2006	Fourth Quarter 2005	Third Quarter 2005	Second Quarter 2005
Working Capital	$5,089,778	$5,897,657	$5,680,532	$6,582,326
Total Assets	$10,671,412	$10,593,465	$9,763,387	$9,846,587
Exploration costs	$870,717	$1,214,962	$1,736,104	$1,364,894
Proceeds from stock and warrant issues	-	$1,500,000	-	-

The Company, currently debt free, has a working capital position of $7,791,061 compared to $3,174,400 on December 31, 2006. Of this amount, $4,755,997 has been reserved for flow-through exploration obligations compared to $1,009,501 on December 31, 2006. As at March 31, 2007, the Company had amounts receivable totaling $1,381,801 (December 31, 2006: $1,338,009) which consist of commodity taxes receivable as well as tax credits refundable on allowable exploration costs.

The Company's exploration projects are at an early stage and it has not yet been determined whether any of its properties contain economically recoverable ore. As a result, the Company has no current sources of revenue and relies on the issuance of shares to generate the funds required to further its projects. Improving industry and market conditions have allowed the Company to raise $6,355,335 in the first quarter of 2007, $1,532,792 in 2006 and $6,025,000 in 2005.

The Company completed a brokered private placement for gross proceeds of $6.2 million on March 27, 2007. The gross proceeds from the offering of the flow-through shares will be used for Canadian exploration expenses, which will be renounced in favour of the purchasers of the flow-through shares. The net proceeds from the offering of the Units in the private placement will be used for working capital. The Company may seek other alternatives for financing in 2007 depending on market conditions and exploration results; however, there can be no assurance that such financing attempts will be successful.

These funds, together with the current working capital, are expected to be sufficient to complete the Company's currently planned explorations plans for the year 2007.

Commitments

As at March 31, 2007, the Company was a party to two lease commitments for office space which expire on February 28, 2008 and on September 30, 2009. The aggregate commitment under these leases is $141,365, payable as follows:

2007	$46,827
2008	$54,686
2009	$39,852

Apart from the above lease arrangements, the Company is not a party to any other lease or short or long-term contractual obligations which could adversely affect its working capital.

Outstanding Shareholders□Equity Data

As of May 24, 2007, the following were outstanding:

• Common Shares	127,064,627
• Stock Options	8,345,000
• Warrants	11,361,333
• Broker Warrants	3,324,758

Disclosure Controls and Procedures

The Company□s certifying officers, the President & CEO and the CFO, have designed and supervised control procedures over financial reporting and disclosure, which they believe provide reasonable assurance that material information is properly reported or disclosed in a timely manner. The officers believe that the Company□s control procedures provide reasonable assurance that the accounts of the Company and the Company□s interim consolidated financial statements for the period ended March 31, 2007 were prepared in accordance with generally accepted accounting principles. The officers are of the opinion that there were no changes in the first quarter of 2007 that have materially affected or are likely to materially affect the Company□s internal control over financial reporting.

Forward-Looking Statements

This document contains forward-looking statements based on the Company□s current expectations. Forward-looking information can often be identified for forward looking words such as □anticipate□ □believe□ □expect□ □goal□ □plan□ □intend□ □estimate□or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual result to differ materially from those presented in this document. Accordingly, the Company undertakes no obligation to update forward-looking statements if circumstances or managements estimates or opinions should change. Readers are cautioned not to place undue reliance on forward-looking information.

82-35067

MANICOUAGAN MINERALS INC.

(an exploration company)

Interim Consolidated Financial Statements

March 31, 2007

MANICOUAGAN MINERALS INC.
(an exploration company)
Interim Consolidated Balance Sheet (unaudited)
(expressed in Canadian dollars)

	As at March 31, 2007 $	As at December 31, 2006 $
ASSETS		
Current assets		
Cash and cash equivalents (note 3)	6,714,435	1,832,734
Amounts receivable (note 4)	1,381,801	1,338,009
Prepaid expenses	212,692	141,461
	8,308,928	3,312,204
Mineral properties (note 5)	8,482,751	7,651,005
Property, plant and equipment (less accumulated depreciation of $3,843 ; $3,303 in 2006)	8,382	8,922
	16,800,061	10,972,131
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities (note 6)	517,867	137,804
Long-term liabilities		
Future income taxes	2,103,048	1,818,048
	2,620,915	1,955,852
SHAREHOLDERS' EQUITY		
Share capital (note 7)	16,081,280	10,978,717
Stock options (note 8)	577,079	566,966
Warrants and broker warrants (notes 9 and 10)	507,449	178,404
Contributed surplus	1,707,119	1,707,119
Deficit	(4,693,781)	(4,414,927)
	14,179,146	9,016,279
	16,800,061	10,972,131

Going concern (note 1)
Commitment (note 13)
Subsequent events (note 17)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors,

(signed) Joseph J. Baylis
Joseph J. Baylis, Director

(signed) Douglas A.C. Davis
Douglas A.C. Davis, Director

MANICOUAGAN MINERALS INC.

(an exploration company)
Interim Consolidated Statements of Deficit (unaudited)

(expressed in Canadian dollars)

	Three-month periods ended March 31,	
	2007	**2006**
	$	**$**
Balance - Beginning of period	4,414,927	3,351,374
Loss for the period	278,854	207,739
Balance - End of period	4,693,781	3,559,113

The accompanying notes are an integral part of these interim consolidated financial statements.

MANICOUAGAN MINERALS INC.

(an exploration company)

Interim Consolidated Statements of Earnings and Comprehensive Income (unaudited)

(expressed in Canadian dollars)

	Three-month periods ended March 31,	
	2007	**2006**
	$	**$**
Interest income	16,993	34,553
Expenses		
Management fees	90,700	51,231
Professional fees	63,305	46,559
Salaries and employee benefits	19,879	18,088
Stock-based compensation costs	10,113	35,234
Travelling and promotion	50,037	26,493
Tax on flow-through shares	2,703	18,956
Regulatory and transfer agent fees	8,618	14,902
Shareholder information	11,119	5,666
Insurance	7,336	7,017
Rent	13,338	2,250
Telecommunications	1,894	1,867
Office expenses	5,439	2,595
Depreciation of property, plant and equipment	540	178
Bank charges	853	722
General exploration costs	9,973	-
Cost of mineral properties abandoned	-	10,534
	295,847	242,292
Loss and comprehensive income for the period	(278,854)	(207,739)
Basic and diluted loss per share (note 14)	(0.00)	(0.00)

Going concern (note 1)

The accompanying notes are an integral part of these interim consolidated financial statements.

#82-35067

MANICOUAGAN MINERALS INC.

(an exploration company)

Interim Consolidated Statements of Cash Flows (unaudited)

(expressed in Canadian dollars)

	Three-month periods ended March 31,	
	2007	**2006**
	$	**$**
Cash flows from operating activities		
Loss and comprehensive income for the period	(278,854)	(207,739)
Items not affecting cash and cash equivalents		
Depreciation of property, plant and equipment	540	178
Stock-based compensation costs	10,113	35,234
Cost of mineral properties abandoned	-	10,534
	(268,201)	(161,793)
Net change in non-cash working capital items (note 11)	(100,044)	102,619
	(368,245)	(59,174)
Cash flows from financing activities		
Issuance of shares and warrants	6,222,960	-
Exercise of broker warrants	132,375	-
Share and warrant issue expenses	(547,133)	-
	5,808,202	-
Cash flows from investing activities		
Acquisition of mineral properties and exploration costs	(558,256)	(682,011)
Net change in cash and cash equivalents	4,881,701	(741,185)
Cash and cash equivalents - Beginning of period	1,832,734	4,667,799
Cash and cash equivalents - End of period	6,714,435	3,926,614
Additional information		
Acquisition of mineral properties and exploration costs included in accounts payable and accrued liabilities	342,466	340,166
Tax credits related to exploration costs applied against mineral properties	39,505	224,631
Future income taxes accounted for as share, warrant and broker warrant issue expenses	285,000	-
Fair value of warrants accounted for as share issue expenses	204,823	-
Share issue expenses included in accounts payable and accrued liabilities	91,594	-

The accompanying notes are an integral part of these interim consolidated financial statements.

1 Incorporation, nature of operations and going concern

The Company was incorporated under the Canada Business Corporations Act on July 25, 2001. The principal activities of the Company comprise the acquisition and exploration of mineral properties. The Company has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company must secure sufficient funding for meeting its existing commitments for exploration and development programs and general and administration costs.

Management is periodically seeking additional forms of financing through the issuance of new equity instruments, the exercise of outstanding common share warrants and stock options to continue its operations, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in future. Without such funding being available, the Company may be unable to continue its operations, and the amounts realizable for the assets could be less than the amounts reflected in these financial statements.

Although management has taken steps to verify title to mineral properties in which the Company has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliant with regulatory requirements.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern. The application of generally accepted accounting principles on a going concern basis may be inappropriate, since there is a doubt as to the validity of the going concern assumption.

These unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported amounts of revenues and expenses and the classification of balance sheet items were the going concern assumption inappropriate, and these adjustments could be material. Management did not take these adjustments into account as it believes in the validity of the going concern assumption.

2 Summary of significant accounting policies

Interim financial information

These unaudited interim consolidated financial statements include the accounts of the Company and those of its wholly-owned subsidiary, Manicouagan Resources Inc. until December 31, 2006. At this date, Manicouagan Resources Inc. and Manicouagan Minerals Inc. amalgamated under the corporate name of Manicouagan Minerals Inc.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and use the same accounting policies and methods used in the preparation of the Company's most recent annual consolidated financial statements, except for the new accounting standards as disclosed further. All disclosures required for annual financial statements have not been included in these financial statements. These unaudited interim consolidated financial statements should therefore be read in conjunction with the Company's most recent audited annual consolidated financial statements.

The financial information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited. However, in the opinion of management, all adjustments necessary to present fairly the results of these periods have been included. The adjustments made were of a normal recurring nature. Interim results may not necessarily be indicative of results anticipated for the year.

(expressed in Canadian dollars)

New Accounting Standards

On January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants:

Section 1530 "Comprehensive Income" introduces a new requirement to present certain gains and losses outside net income. Consequently, Section 3250 "Surplus" has been revised as Section 3251 "Equity".

Section 3855 expands on Section 3860 "Financial Instruments – Disclosure and Presentation", by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.

This section requires that:

- All financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity;

- All financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value;

- All derivative financial instruments be measured at fair value, even when they are part of a hedging relationship;

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline AcG-13 "Hedging Relationships", and the hedging guidance in Section 1650 "Foreign Currency Translation" by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

The implementation of these new accounting standards had no significant effect on the Company's consolidated financial statements.

(expressed in Canadian dollars)

3 Cash and cash equivalents

	As at March 31, 2007 $	As at December 31, 2006 $
Cash and cash equivalents	1,958,438	823,233
Exploration funds	4,755,997	1,009,501
	6,714,435	1,832,734

4 Amounts receivable

	As at March 31, 2007 $	As at December 31, 2006 $
Interest receivable	24,695	15,403
Commodity taxes receivable	69,822	74,826
Credit on duties refundable for losses	540,449	533,779
Refundable tax credit for resources	746,835	714,001
	1,381,801	1,338,009

(expressed in Canadian dollars)

5 Mineral properties

March 31, 2007

	Undivided interest %	Balance as at January 1, 2007 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at March 31, 2007 $
Manicouagan (1,458 claims)						
Mineral property	100	109,445	5,592	-	-	115,037
Exploration costs		5,697,002	38,107	-	(16,310)	5,718,799
		5,806,447	43,699	-	(16,310)	5,833,836
Mouchalagane (293 claims)						
Mineral property	100	54,774	25,410	-	-	80,184
Exploration costs		281,943	14,688	-	(6,772)	289,859
		336,717	40,098	-	(6,772)	370,043
Lac Maugue (654 claims)						
Mineral property	100	153,529	8,036	-	-	161,565
Exploration costs		536,146	35,626	-	(16,423)	555,349
		689,675	43,662	-	(16,423)	716,914
Brabant Lake (21 claims)						
Mineral property	100	300,000	-	-	-	300,000
Exploration costs		518,166	743,792	-	-	1,261,958
		818,166	743,792	-	-	1,561,958
		7,651,005	871,251	-	(39,505)	8,482,751

(expressed in Canadian dollars)

December 31, 2006

	Undivided interest %	Balance as at January 1, 2006 $	Costs incurred $	Mineral properties abandoned $	Tax credits $	Balance as at December 31, 2006 $
Manicouagan (1,421 claims)						
Mineral property	100	164,976	38,976	(94,507)	-	109,445
Exploration costs		4,267,683	1,916,958	-	(487,639)	5,697,002
		4,432,659	1,955,934	(94,507)	(487,639)	5,806,447
Mouchalagane (88 claims)						
Mineral property	100	-	54,774	-	-	54,774
Exploration costs		-	449,951	-	(168,008)	281,943
		-	504,725	-	(168,008)	336,717
Lac Maugue (572 claims)						
Mineral property	100	-	153,529	-	-	153,529
Exploration costs		-	912,674	-	(376,528)	536,146
		-	1,066,203	-	(376,528)	689,675
Brabant Lake (21 claims)						
Mineral property	100	-	300,000	-	-	300,000
Exploration costs		-	518,166	-	-	518,166
		-	818,166	-	-	818,166
		4,432,659	4,345,028	(94,507)	(1,032,175)	7,651,005

Mouchalagane Property

On April 18, 2006, the Company acquired a 100% interest in the property by issuing 300,000 of its common shares at a price of $0.15 per share to the vendor. In the event of production from the property, the vendor will receive a 2% Net Smelter Return Royalty (NSR), of which three quarters of the 2% can be purchased from the vendor for $1,000,000 within six months from the date that a production decision is announced.

The property consists of 58 map designated claims covering an area of 30 km² approximately 350 km north of Baie Comeau, Quebec.

The Company has map designated 30 additional claims covering approximately 16 km² to secure selected areas of geological interest. The registration of these claims was completed on December 5, 2006.

Lac Maugue Property

On July 28, 2006, the Company entered into an agreement to acquire a 100% interest in the Lac Maugue property in the Dunphy-Romanet Lake area of the central Labrador Trough region of Quebec.

The property acquired consists of 88 map designated claims ("the original claims") covering an area of approximately 42.25 km² situated near Lac Maugue approximately 160 km northwest of the all-services town of Schefferville, Quebec.

(expressed in Canadian dollars)

The agreement provides for a cash payment of $50,000 and the issuance of 500,000 shares at a price of $0.11 per share on closing and a further cash payment of $50,000 and the issuance of 500,000 additional shares on July 28, 2007 to keep a 100% interest in the property subject to a 3% NSR of which 2/3 of the 3% NSR may be bought out for $2,000,000. The NSR applies to the Lac Maugue property as well as to any other claims acquired by the Company or the Labrador Silver Syndicate ("LSS") within 10 km of the outer boundary of the original claims acquired from the LSS. The agreement also provides for the granting of a 1% NSR to the LSS in respect of any portion of 470 additional map designated claims ("the additional claims") falling outside of the 10 km area of interest.

The Company has map designated 566 additional claims covering approximately 271.25 km² (82 claims were pending on December 31, 2006) to secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue. The majority of these claims lie within the 10 km area of interest created by the Lac Maugue agreement with the LSS. Following closing of the agreement and the registration and acceptance of these claims by the Province of Quebec, the Company granted the LSS a 1% NSR in the portion of the 470 additional claims falling outside of the 10 km area of interest.

Brabant Lake Property

On June 28, 2006, the Company acquired a 100% interest in the property in return for a one-time payment of $300,000 to Longyear Canada, ULC. No other consideration was payable to the vendor and the property is not subject to any third party royalties.

The property consists of 21 contiguous claims registered as ML5054 and covering an area of approximately 4.11 km². The claims are located immediately east of Highway 102 some 175 km from the all-services community of La Ronge, Saskatchewan.

Detailed analysis of deferred exploration costs

	Three-month period ended March 31,	Year ended December 31,
	2007	2006
	$	$
Balance - Beginning of period	7,651,005	4,432,659
Cost of claims	39,038	547,279
Camp (construction and maintenance)	3,838	493,231
Mobilization / demobilization of personnel and equipment	8,848	721,858
Drilling	552,970	958,717
Geophysics	47,225	504,767
Analyses	10,472	55,385
Consultants	149,863	595,602
Fuel	128	237,232
Line cutting	-	94,969
Various materials	58,230	104,485
Communications	639	31,503
Tax credits	(39,505)	(1,032,175)
Mineral properties abandoned	-	(94,507)
Balance - End of period	8,482,751	7,651,005

(expressed in Canadian dollars)

6 Accounts payable and accrued liabilities

	As at March 31, 2007 $	As at December 31, 2006 $
Tax payable on flow-through shares	2,703	51,946
Other payables	515,164	85,858
	517,867	137,804

7 Share capital

Authorized

Unlimited number of common shares without par value

Variation of issued and fully paid share capital

	Three-month period ended March 31, 2007		Year ended December 31, 2006	
	Number	Stated value $	Number	Stated value $
Balance - Beginning of period	95,715,960	10,978,717	84,752,000	9,878,696
Flow-through financing*	17,637,000	4,232,880	9,999,998	1,397,693
Non flow-through financing**	11,056,000	1,713,680	-	-
Exercise of broker warrants	882,500	190,057	163,962	45,842
Acquisition of mineral properties (note 5)	-	-	800,000	100,000
	125,291,460	17,115,334	95,715,960	11,422,231
Share issue expenses	-	(1,034,054)	-	(443,514)
Balance - End of period	125,291,460	16,081,280	95,715,960	10,978,717

*Flow-through financing is presented net of the fair value of the related warrants totalling nil in 2007 and $102,307 in 2006, which has been determined using the Black-Scholes model (note 9).

**Non flow-through financing is presented net of the fair value of the related warrants totalling $276,400 in 2007, which has been determined using the Black-Scholes model (note 9).

(expressed in Canadian dollars)

Issuance of shares and warrants - private placement

On March 27, 2007, the Company completed a brokered private placement for gross proceeds of $6.2 million. Pursuant to this private placement, the Company issued 17,637,000 flow-through common shares at a price of $0.24 per share, and 11,056,000 units of securities of the Company at a price of $0.18 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share at an exercise price of $0.23 at any time up to March 27, 2009, provided that if the common share price closes at or above $0.60 for twenty consecutive trading days, the warrants may be callable for exercise by the Company on a twenty-day notice.

In connection with this brokered private placement, the Company paid a cash commission of $457,434 and issued broker warrants entitling the holder to purchase up to 2,113,758 common shares. Each broker warrant entitles the holder to acquire one common share at an exercise price of $0.18 any time up to March 27, 2009.

All securities issued in the private placement are subject to a four-month hold period expiring on July 27, 2007.

Exercise of warrants

During the first quarter of 2007, 82,500 common shares were issued upon the exercise of 82,500 broker warrants at a price of $0.15 per share for proceeds totalling $12,375.

In addition, the finder's fee option granted in conjunction with the 2006 financing was exercised, whereupon the Company received proceeds totalling $120,000 upon issuance of 800,000 common shares and 400,000 common share purchase warrants, each whole warrant entitling the holder to acquire one common share of the Company at a price of $0.30 per share, exercisable up to October 20, 2008.

Issuance of shares and warrants - private placement

On October 20, 2006, the Company completed a private placement for aggregate gross proceeds of $1,500,000. Pursuant to this private placement, the Company issued 9,999,998 units at a unit price of $0.15. Each unit consists of one flow-through common share and one-half of one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.30 at any time up to October 20, 2007.

In connection with the private placement, the Company paid a $75,000 finder's fee and issued non-transferable finder's fee options equal to 8% of the units subscribed for at the unit price of $0.15. The finder's fee options have a term of 24 months and will expire on October 20, 2008. Each finder's fee option entitles the holder, upon exercise thereof, to one common share and a one-half of one common share purchase warrant, each whole warrant entitling its holder to acquire one common share at a price of $0.30 per share until October 20, 2008.

8 Stock option plan

The Company maintains a stock option plan whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that is issuable under the plan was fixed at 10% of the number of common shares issued and outstanding (a maximum of 5% of the number of common shares issued and outstanding may be held by any one person). Options expire after a maximum period of five years following the date of grant and generally vest upon granting with some exceptions.

(expressed in Canadian dollars)

The following table summarizes information about stock options outstanding and exercisable recorded under Shareholders' Equity during the periods ended March 31, 2007 and December 31, 2006:

	Three-month period ended March 31, 2007			Year ended December 31, 2006		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding - Beginning of period	6,415,000	566,966	0.24	5,225,000	550,618	0.29
Granted	-	-	-	1,990,000	-	0.13
Matured or cancelled	(66,500)	-	0.20	(800,000)	(93,637)	0.30
Stock-based compensation	-	10,113	-	-	109,985	-
Outstanding - End of period	6,348,500	577,079	0.24	6,415,000	566,966	0.24
Exercisable - End of period	5,298,500	-	0.27	5,115,000	-	0.27

The following tables summarize information about stock options outstanding and exercisable as at March 31, 2007:

	Options outstanding			
	Exercise price $	Number	Weighted average remaining contractual life (years)	Weighted average exercise price $
Directors and officers	0.10	750,000	3.93	0.10
Directors and officers	0.15	1,115,000	4.60	0.15
Directors and officers	0.20	258,500	2.86	0.20
Directors and officers	0.30	3,825,000	2.71	0.30
Employee	0.15	25,000	4.60	0.15
Employee	0.30	50,000	2.79	0.30
Consultants	0.20	100,000	0.42	0.20
Consultants	0.30	225,000	3.22	0.30
		6,348,500		

(expressed in Canadian dollars)

	Options currently exercisable			
	Exercise price $	**Number**	**Weighted average remaining contractual life (years)**	**Weighted average exercise price $**
Directors and officers	0.10	250,000	3.93	0.10
Directors and officers	0.15	590,000	4.60	0.15
Directors and officers	0.20	258,500	2.86	0.20
Directors and officers	0.30	3,825,000	2.71	0.30
Employee	0.30	50,000	2.79	0.30
Consultants	0.20	100,000	0.42	0.20
Consultants	0.30	225,000	3.22	0.30
		5,298,500		

The fair value of options granted during the year ended December 31, 2006 was estimated using the Black-Scholes option valuation model with the following weighted average assumptions:

	2006
Risk-free interest rate	3.99%
Expected volatility	90%
Dividend yield	Nil
Weighted average expected life	58 months
Weighted average fair value on the date of grant	$0.0806

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions, and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the stock options granted to key employees, officers, directors and consultants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, management believes that the existing models do not necessarily provide an accurate measure of the fair value of stock options granted to key employees, officers, directors and consultants.

(expressed in Canadian dollars)

9 Warrants

The following table summarizes the variation of warrants recorded under Shareholders' Equity during the periods ended March 31, 2007 and December 31, 2006:

	Three-month period ended March 31, 2007			**Year ended December 31, 2006**		
	Number	**Carrying value $**	**Weighted average exercise price $**	**Number**	**Carrying value $**	**Weighted average exercise price $**
Outstanding and exercisable - Beginning of period	4,999,999	69,843	0.30	13,049,500	1,127,968	0.25
Granted pursuant to a private placement	5,528,000	276,400	0.23	4,999,999	102,307	0.30
Matured or cancelled	-	-	-	(13,049,500)	(1,127,968)	0.25
	10,527,999	346,243	0.26	4,999,999	102,307	0.30
Issue expenses	-	(54,840)	-	-	(32,464)	-
Outstanding and exercisable - End of period	10,527,999	291,403	0.26	4,999,999	69,843	0.30

The following table summarizes information about warrants outstanding and exercisable as at March 31, 2007:

Exercise price	**Number**	**Weighted average remaining contractual life (years)**
$0.23	5,528,000	1.99
$0.30	4,999,999	0.56
	10,527,999	

The fair value of warrants granted during the periods ended March 31, 2007 and December 31, 2006 was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2007	**2006**
Risk-free interest rate	4.02%	4.23%
Expected volatility	90%	90%
Dividend yield	Nil	Nil
Weighted average expected life	24 months	12 months
Weighted average fair value on the date of grant	$0.0500	$0.0205

(expressed in Canadian dollars)

10 Broker warrants

The following table summarizes the variation of broker warrants recorded under Shareholders' Equity during the periods ended March 31, 2007 and December 31, 2006:

	Three-month period ended March 31, 2007			Year ended December 31, 2006		
	Number	Carrying value $	Weighted average exercise price $	Number	Carrying value $	Weighted average exercise price $
Outstanding and exercisable - Beginning of period	1,800,000	108,561	0.15	4,821,160	496,058	0.21
Granted as compensation	2,513,758	204,823	0.20	800,000	70,400	0.15
Exercised	(882,500)	(57,682)	0.15	(163,962)	(13,050)	0.20
Matured or cancelled	-	-		(3,657,198)	(422,508)	0.22
	3,431,258	255,702	0.19	1,800,000	130,900	0.15
Issue expenses	-	(39,656)	-	-	(22,339)	-
Outstanding and exercisable - End of period	3,431,258	216,046	0.19	1,800,000	108,561	0.15

The following table summarizes information about broker warrants outstanding and exercisable as at March 31, 2007:

Exercise price	Number	Weighted average remaining contractual life (years)
$0.15	917,500	0.73
$0.18	2,113,758	1.99
$0.30	400,000	1.56
	3,431,258	

The fair value of broker warrants granted during the periods ended March 31, 2007 and December 31, 2006 was estimated using the Black-Scholes valuation model with the following weighted average assumptions:

	2007	2006
Risk-free interest rate	4.02%	4.13%
Expected volatility	90%	90%
Dividend yield	Nil	Nil
Weighted average expected life	24 months	24 months
Weighted average fair value on the date of grant	$0.0969	$0.0880

(expressed in Canadian dollars)

11 Net change in non-cash working capital items

	Three-month periods ended March 31,	
	2007	**2006**
	$	**$**
Amounts receivable	(4,287)	39,356
Prepaid expenses	(71,231)	1,517
Accounts payable and accrued liabilities	(24,526)	61,746
	(100,044)	102,619

12 Related party transactions

The Company entered into the following transactions with a director and companies controlled by directors and/or officers:

	Three-month periods ended March 31,	
	2007	**2006**
	$	**$**
Exploration costs	25,600	11,800
Management fees	90,700	33,231
	116,300	45,031

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13 Commitment

The Company has two office leases, expiring on February 28, 2008 and on September 30, 2009, respectively. The minimum annual instalments under these leases are as follows as at March 31, 2007:

Year	$
2007	46,827
2008	54,686
2009	39,852

Leases are renewable following a three-month notice prior to their expiry date.

(expressed in Canadian dollars)

14 Earnings per share

	Three-month periods ended March 31,	
	2007	2006
Basic and diluted weighted average number of shares outstanding	97,307,443	84,752,000

For the three-month periods ended March 31, 2007 and 2006, the diluted loss per share was the same as the basic loss per share since the dilutive effect of stock options and warrants was not included in the calculation; otherwise, the effect would have been anti-dilutive. Accordingly, the diluted loss per share for those periods was calculated using the basic weighted average number of shares outstanding.

However, should the Company's basic earnings per share have been positive, the stock options exercisable at exercise prices lower than $0.206 for 2007 and $0.145 for 2006 would have been dilutive and would have resulted in the addition of 344,495 shares and 64,655 shares for the three-month periods ended March 31, 2007 and 2006, respectively. Furthermore, the warrants exercisable at exercise prices lower than $0.206 for 2007 and $0.145 for 2006 would have been dilutive and would have resulted in the addition respectively of 261,275 shares and no share for the three-month periods ended March 31, 2007 and 2006, to the weighted average number of shares outstanding used in the diluted earnings per share calculation.

15 Financial instruments

Fair value

The fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximates their carrying value due to their short-term maturity or to current market rates.

Interest rate risk

As at March 31, 2007 and December 31, 2006, the Company's exposure to interest rate risk is summarized as follows:

Cash and cash equivalents	Variable interest rate
Amounts receivable	Non-interest bearing
Accounts payable and accrued liabilities	Non-interest bearing

16 Comparative figures

Certain comparative figures have been reclassified in order to conform with the current period presentation.

(expressed in Canadian dollars)

17 Subsequent events

Granting of stock options

On April 12, 2007, directors, officers and an employee of the Company were granted 2,055,000 stock options at an exercise price of $0.18 per share for a period of five years. Vesting periods for these options are as follows: 1,170,000 vest immediately, 25,000 vest in one year from the date of grant, and 860,000 vest equally over a three-year period from the date of grant.

Exercise of warrants

On April 18, 2007, 106,500 common shares were issued upon the exercise of 106,500 broker warrants at a price of $0.15 per share for proceeds totalling $15,975.

Issuance of shares and warrants - private placement

On May 18, 2007, the Company completed a non-brokered private placement with SIDEX s.e.c. for gross proceeds of $300,000. Pursuant to this private placement, the Company issued 1,666,667 units of securities of the Company at a price of $0.18 per unit. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share at an exercise price of $0.23 at any time up to May 18, 2009, provided that if the common share price closes at or above $0.60 for twenty consecutive trading days, the warrants may be callable for exercise by the Company on a twenty-day notice.

In connection with this non-brokered private placement, the Company paid a cash commission of $9,000 to SIDEX s.e.c.. Also, the Company paid a cash commission of $6,000 to a third party as a result of an agreement entered into in connection with the brokered private placement closed on March 27, 2007.

END